

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

December 24, 2009

Ms. Mary A. Tolan
Founder, President and CEO
Accretive Health, Inc.
401 North Michigan Avenue, Suite 2700
Chicago, IL 60611

> **Re:** **Accretive Health, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed November 19, 2009**
> **File No. 333-162186**

Dear Ms. Tolan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2 of our letter dated October 30, 2009; however, your prospectus continues to employ technical jargon and terminology that we continue to believe that you could explain more simply. As examples, refer to your usage of the terms "payor denials" and "revenue cycle staff" on page 66. Please revise as previously requested to discuss such concepts in concise, easily understandable language.

2.   We not your response to comment 5 of our previous letter and your revised disclosure on page 3 in which you state that you believe that your services increase the percentage completion of your customers' in-patient admission profiles based on your "internal analytics." Please further revise your disclosure to explain these internal processes so that investors may understand how you measure the improvement to your customers' intake procedures.

3.   We note your response to prior comment 5 and your revised disclosure in the prospectus that all of your customer's yield improvements are attributed to your solutions because you assume full responsibility for the management of the customer's revenue cycle. Please discuss whether there could be other factors that impact your customers' net revenue yield improvements, such as changes in operating costs or types of revenues that would not be attributed to your services.

Prospectus Summary

The Accretive Health Solutions, page 2

4.   We note your revised disclosure in response to previous comment 7. Please revise to explain how your techniques specifically reduce "revenue cycle costs" of your client.

Capitalization, page 28

5.   We have read and considered your response to comment 17. Please provide additional disclosure within the capitalization table and in your pro forma financial statements to discuss the payment arrangement with FT partners. In addition, clarify whether they are contractually committed to accepting IPO shares in lieu of cash as part of the payment arrangement. Lastly, to the extent there is a factually supportable basis for this arrangement, tell us why the additional shares are not considered in your dilution table on page 30.

Management's Discussion and Analysis of Financial Condition of Results of Operations

Overview, page 35

6.   We reissue in part previous comment 18. In your revised disclosure on page 36, you state that you monitor these factors. Please revise to include the results of your reviews, including an analysis as to how you were successful in improving these areas.

Net Services Revenue, page 36

7.   We reissue previous comment 20. Please revise as previously requested to describe your fee structure in detail. For instance, while we note your annual fees are set by contract, expand to discuss any standardized fee arrangements that apply generally to your contracts. Also, explain in greater detail how you share cost savings with your customers.

Costs of Services, page 37

8.   We note your revisions under this subheading in response to previous comment 21; however, it remains unclear from your revised disclosure why you are obligated to pay salaries and benefits of your customers' employees engaged in revenue cycle activities. Please advise. Please also explain whether your employees engaged in revenue cycle activities are the same employees described under the infused management subheading. If so, please tell us why you include separate line items in your financials pertaining to the same revenue cycle services.

Application of Critical Accounting Policies and Use of Estimate

Share Based Compensation Expense

Initial Stock Issuance and Protection Warrant Agreement, page 41

9.   We have read and considered your response to comment 23. Given that the company received services from Ascension Health and the value of such services were reasonably determined, it appears that you had met both of the conditions set forth in FASB ASC 605-50-45-2 which would require such costs to be categorized as an expense in the company's income statement. Please advise.

Determination of Fair Value

May 18, 2009 Fair Value Determination, page 48

10.   We have read your response to comment 25 and await your amendment.

Business

The Accretive Health Solution

Improving Claims and Third-Party Payor Collections, page 68

11.   We note that your prospectus continues to include unsupported claims regarding your services and industry, which should be qualified appropriately. As an example, please revise your disclosure here to support your statement that hospitals typically do not collect 100% of the amount they are contractually owed by insurance companies.   If this is your belief based solely on your experience in the industry, please state so.

Compensation Discussion and Analysis

Base Salaries, page 95

12.   We note your revised disclosure in response to comment 38. Please revise to discuss how the board determined the 25% increase. To the extent that such increase was purely discretionary, please provide us a more detailed discussion of the board's discretionary review of your executives' "significant contributions to the development of [your] business" during the past three years.

Annual Cash Incentive Bonuses, page 97

13.   We reissue previous comment 39. Please discuss the compensation committee's subjective assessment of each executive's individual contribution in greater detail. Your revised disclosure should be sufficiently precise to describe the differences in the targets for each of your executives. Also, with respect to the special bonus awarded, it is unclear for your revised disclosure what you mean by your goal of approximating your CFO's participation in the declared cash dividend and why this compensation was awarded. Please revise or advise.

Related Person Transactions, page 106

14.   You state that your master agreement with Ascension Health requires you to consult with the affiliate hospitals before undertaking services with their respective competitors. Please revise to clarify whether the affiliates must consent to your future transactions with such competitors. Also discuss whether this applies to similar managed services contracts that you have entered into. In addition, please expand generally what consultation with these hospitals entails.

Principal and Selling Shareholders, page 112

15.	We have considered your response to previous comment 42. To the extent the company holding your shares to be distributed to your directors and officers currently holds more than 5% of your common stock, please revise your disclosure to identify this entity. Pleas also include an appropriate footnote to your table that includes the details of this arrangement.

Financial Statements

Balance Sheet, page F-3

16.	We have read and considered your response to comment 46. Tell us what consideration was given to disclosing your policy for charging off uncollectible receivables as well as your policy in determining past due or delinquency status.

17.	We have read your response to comment 47 and await your amendment.

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

18.	We have read and considered your response to comment 52 and note that you believe the cumulative gain share revenue reflects the impact of the cumulative change in the customers' net patient revenue per the terms of the agreement. Generally, incentive revenue is recognized once it is probable that specific performance standards are met and the amount is reliably measurable. Given the results for the quarter are subject to adjustment based on the gain share revenue in the subsequent quarter, it is not clear how you met that criteria. In this regard, while it may reflect the terms stipulated under the contract, it is not clear that the timing in which the incentive revenue is recognized in the financial statements is consistent with revenue recognition principles. Tell us your basis in GAAP to support your accounting treatment.

19.	We have read and considered your response to comment 54. Please provide us a detail analysis of FASB ASC 605-45-45-3 through 605-45-45-21 to support your conclusion that the revenues earned under the managed service contracts should be presented on a gross basis. To the extent your analysis present indicators of net reporting, please tell us how such indicators would not be sufficiently strong to overcome the indicators of gross reporting.

20.   In your response to the aforementioned comment, further explain how you deemed the company as the primary obligor. Based on your response, it appears that your customers are primarily responsible for the overall services provided and the company, who is responsible for billing and collecting, is acting as an agent for the customer. Please advise.

Note 10- Stockholders' Equity, page F-17

Warrants, page F-19

21.   We have read and considered your response to comment 56. We note it was concluded that the warrants should be classified as equity as the warrants require physical settlement. Please tell us how you analyze the other criteria set forth in FASB ASC 815-45-25-10 that would preclude equity classification.

Item 16. Exhibits and Financial Statement Schedules, page II-4

22.   We note your response to previous comment 60; however, we were unable to locate the draft legality opinion. Please provide the draft copies at your earliest convenience for our review.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: David A. Westenberger, Esq.
Jason Kropp, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
Via facsimile (617) 526-5000